Sub-Item 77O: Transactions effected pursuant to Rule 10f-3.

Two transactions pursuant to Rule 10f-3 effected during the period with respect to the Municipal Income Fund (Alliance Airport Authority, Inc., 5-1-06; Puerto Rico Infrastructure Financing Authority, 9-19-06) must be reported.

Two transactions pursuant to Rule 10f-3 effected during the period with respect to the High Yield Municipal Fund (Alliance Airport Authority, Inc., 5-1-06; Puerto Rico Infrastructure Financing Authority, 9-19-06) must be reported.

A transaction pursuant to Rule 10f-3 effected during the period with respect to the High Yield Fund (Intelsat Bermuda Ltd, 6-19-06) must be reported.

A transaction pursuant to Rule 10f-3 effected during the period with respect to the Tennessee Municipal Income Fund (Puerto Rico Infrastructure Financing Authority, 9-19-06) must be reported.

A transaction pursuant to Rule 10f-3 effected during the period with respect to the New York Intermediate AMT-Free Municipal Fund (Dormitory Authority of the State of New York, 9-14-06) must be reported.

All transactions pursuant to Rule 10f-3 effected during the period (May 1, 2006 through October 31, 2006) with respect to the fixed income and structured equity flex funds must be reported. Our reports only report through the quarter ending September 30, 2006. We have not been provided with any compliance reports for the Structured U.S. Equity Flex and Structured International Equity Flex Funds so we cannot provide any information regarding 10f-3 transactions. You should review transaction reports to see if transactions should be reported.